PROMISSORY NOTE
$5,000,000                                   New York, New York
                                             January 31, 1998


     FOR VALUE RECEIVED, the undersigned, for value hereby promises to pay to the order of Bank of America NT&SA (the "Bank"), on demand, or if no demand is made, then on January 31, 2002 at 231 South LaSalle Street, Chicago, Illinois 60604, the total aggregate unpaid principal amount of all advances that may be made from time to time by the Bank to the undersigned hereunder, together with interest thereon at the times and at the rates as the undersigned and the Bank may from time to time agree in writing in respect of each advance hereunder. No advance shall be made under this Note if as a result of such advance, the total principal amount outstanding under this Note would exceed $5,000,000. The initial advance, all subsequent advances and all payments made on account of principal shall be recorded by the holder in its records or, at its option, on attached schedule to this Note.

     This Note evidences indebtedness incurred with respect to overnight advances that may be extended from time to time in the sole discretion of the Bank to the undersigned but in no event in excess of $5,000,000. The Bank is under no obligation to make any advance to the undersigned hereunder.



                                   BAIRNCO CORPORATION


                                   By: /s/ J. Robert Wilkinson
                                   J. Robert Wilkinson
                                   Vice President
Address:
2251 Lucien Way, Suite 300
Maitland, Florida 32751